BERRY PLASTICS GROUP, INC
101 Oakley Street
Evansville IN 47710
February 11, 2015
VIA EDGAR AND UPS
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549-7010
Attention:	Terence O’Brien Tracey Houser

RE:	Berry Plastics Group, Inc. Form 10-K for Fiscal Year Ended September 27, 2014 Filed November 24, 2014

Dear Mr. O’Brien and Ms. Houser:

Please find below the responses of Berry Plastics Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of January 29, 2015 regarding the Company’s Form 10-K for Fiscal Year Ended September 27, 2014 (the “Form 10-K”) and Definitive Proxy Statement filed January 26, 2015 (the “Proxy Statement”).  Each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.

Form 10-K for the Fiscal Year Ended September 27, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Outlook, page 15

1.
Please revise this section in future filings to include substantive disclosure on prospective developments and strategies that may affect your company. Your current disclosure contains a list of factors that broadly affect your company, but there is a considerable absence of disclosure addressing management’s views about the trends and uncertainties that have had or that you reasonably expect will have material impacts on your operations. We note that management expressed opinions regarding expectations for rising consumer demand and margin growth as a result of your previously-implemented price increases in 2015, as well as discussed the expected commercialization of your Qubic and Iconic products, in your earnings call on November 21, 2014. Please see Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K.

We acknowledge the Staff’s comment and in future filings will discuss known trends and uncertainties that would be reasonably likely to have a material impact on future operations utilizing Section III.B.3 of SEC Release 33-8350 and Item 303(a)(3)(ii) of Regulation S-K as reference material.  In fiscal 2014 we did not specifically discuss our (1) previously-implemented price increases as the price increases were designed to offset rising costs and not enhance margins or (2) recent product innovation as we do not anticipate significant impact in fiscal 2015.  If these factors change, we will include disclosure in the Outlook section in future filings.  For your review we would refer you to the enhanced “Outlook” disclosure below that was included in our most recent Form 10-Q filed on January 30, 2015.

“Outlook.  The Company is impacted by general economic and industrial growth, plastic resin availability and affordability, and general industrial production. Our business has both geographic and end market diversity, which reduces the effect of any one of these factors on our overall performance. Our results are affected by our ability to pass through raw material cost changes to our customers, improve manufacturing productivity and adapt to volume changes of our customers.  Consumer demand for packaged food products has been under pressure for over two years.  During this same period our raw material costs have experienced inflation.  This combination has put pressure on industry margins and asset utilization rates, which the Company has been able to partially offset by pricing actions, asset consolidations, introduction of new products and synergies from acquisitions.  In 2014, commodity grain prices began to fall significantly, and then in December 2014, oil prices dropped precipitously. Just as raw material price increases have negatively impacted our working capital over the past two years, we expect that the trend of decreasing resin prices, to the extent it continues, will have a favorable impact on cash from operating activities over the next several quarters.”

Discussion of Results of Operations for Fiscal 2014 Compared to Fiscal 2013, page 17

2.
We note your discussion and analysis of net sales at the consolidated and segment levels. Specifically, we note your discussion of the underlying cause for the 5% impact to net sales due to volume declines in which you note there was “softness in thermoformed drink cups and container product offerings”. We further note your discussion during the fourth quarter and fiscal year 2014 conference call in which you note that during the first quarter of fiscal year 2014 you entered into new agreements with several existing thermoformed drink cup customers that eliminated the exclusivity or very high market share sections that the prior agreements contained, which is the cause of the reduced earnings in addition to other sales volume weaknesses. It is unclear how you determined that a material change to several customer contracts that negatively impacted net sales and operating income for your Rigid Open Top segment was not specifically discussed in your first quarter of fiscal year 2014 Form 10-Q or in your fiscal year 2014 Form 10-K. Please advise. As part of your response, please provide us with quantification of the impact the change in terms to these contracts had on the Rigid Open Top segment’s net sales and operating income.

The base volume decline in fiscal 2014 versus fiscal 2013 in our Rigid Open Top segment was 5%.  While it is difficult to determine the exact impact of share shifts between the Company and our competitors within a given customer as we do not have access to our customers’ sourcing data, we believe that the impact of the renegotiated agreements for the Company was approximately 1% of the 5% base volume decline in net sales.  As this was not readily measurable and not material on a consolidated or segment level basis, we did not specifically identify renegotiated agreements in our discussion and analysis of net sales.

The Company does not measure operating income on an individual customer basis and therefore cannot specifically determine the impact on operating income of these renegotiated agreements.  We analyze our year over year variances in operating income by analyzing the impact of changes in (1) sales volumes, (2) selling prices versus material costs, (3) operations (manufacturing), (4) business integration costs, (5) depreciation and amortization expense, (6) acquired businesses, and (7) selling, general, and administrative expenses.   Although not quantifiable separately, the impact on the operating income of the Rigid Open Top segment of the renegotiated agreements was a component in the $12 million decline in the relationship of selling prices versus material costs and the $18 million from base sales volume declines.

In future filings, we plan to disclose changes in pricing or customer contracts to the extent material to changes in net sales.

3.
We note your discussion and analysis of the changes in your operating income in which you attribute the decline to $57 million of business integration expense, in part. Please describe in detail the nature of your “business integration expenses.” We also note that you have allocated $48 million of the business integration expense to your Rigid Open Top segment. To the extent these expenses relate to the integration of business acquisitions, please explain why your Rigid Open Top segment incurred $48 million of expenses when no completed acquisitions occurred during fiscal years 2014 and 2013. To the extent business integration costs relate to restructuring charges, please reconcile between your note on page 16 that you incurred over $55 million of costs during fiscal year 2014 for your 2014 cost reduction plan to your Note 10 that discloses only $30 million of costs recognized for the 2014 cost reduction plan with only $13 million allocated to the Rigid Open Top segment. Please provide us with the enhanced disclosures you will provide to investors in future filings.

We acknowledge the Staff’s comment and will disclose in future filings, consistent with our most recent Form 10-Q filed on January 30, 2015, that “business integration” expenses consist of both (1) restructuring and impairment charges (see Note 10) and (2) business optimization costs.  As defined within the Management’s Discussion and Analysis of Financial Condition and Results of Operations, business optimization costs include (1) integration expenses, (2) non-cash charges and (3) other business optimization costs.    For your review, in future filings the Company will provide more detailed disclosure related to any material business optimization costs within the Management’s Discussion and Analysis of Financial Condition and Results of Operations, as provided below.

In fiscal 2014, business integration expenses for the Rigid Open Top segment of $48 million consisted of (1) $13 million of restructuring and impairment charges, (2) $4 of million of non-cash charges, and (3) $31 million of other business optimization costs primarily associated with the Company’s 2014 cost reduction plan.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 31

4.
We note that management excluded the current year acquisitions from their assessment of the effectiveness of internal control over financial reporting. However, Ernst & Young LLP did not include a statement in their report that the current year acquisitions were excluded from their assessment. Please tell us if Ernst & Young LLP’s audit to obtain reasonable assurance regarding the effectiveness of your internal control over financial reporting included the current year acquisitions.

We acknowledge the Staff’s comment and note that Ernst & Young LLP’s report regarding the effectiveness of our internal controls over financial reporting inadvertently omitted an explanatory paragraph to exclude current year acquisitions.  We have filed a Form 10-K/A which now includes the explanatory paragraph in Ernst & Young LLP’s report.

Note 10.  Restructuring and Impairment Charges, page

5.
We note your disclosure for your estimated total cost of restructuring programs since 2007 and the cumulative costs recognized through fiscal year 2014 of $78 million and $75 million, respectively. We further note from the same footnote disclosure in your fiscal year 2013 Form 10-K that the respective amounts totaled $205 million and $202 million. Please explain to us, in detail, how the estimated total cost of restructuring programs since 2007 declined during fiscal year 2014, along with the cumulative costs recognized from 2007 through 2014.

In fiscal 2014 the Company disclosed estimated cumulative costs of all open restructuring programs for the years presented.  In prior filings, the cumulative restructuring costs referenced back to programs initiated in fiscal 2007.  As a result, the decrease in the cumulative amounts in the 2014 Form 10-K from the 2013 Form 10-K is the removal of completed restructuring programs.  In order to assist the reader we modified the language on page 54 in footnote 10 ( “…since 2012, the portion recognized through fiscal year-end 2014…”); however, we acknowledge the Staff’s comment that we could have provided more clarification and propose adding language in the future to note that prior completed programs have been removed from the cumulative amounts.

Definitive Proxy Statement Filed January 26, 2015

Executive Compensation, page 18
Equity Compensation Plans, page 21

6.
While you describe the amount of option awards that you granted in fiscal year 2014 in the first paragraph on page 22, you do not discuss how management determined the amount of equity to grant or the form that it would take. Please refer to Item 402(b)(2)(ii) and Item 402(b)(2)(iii) of Regulation S-K, and please ensure that you provide appropriate disclosure in future filings.

We respectfully note that while the second full paragraph on page 22 includes a statement regarding how we generally determine the number of stock options awarded annually, we acknowledge such statement was separated from our description of the fiscal year 2014 option awards and in future filings we will more appropriately disclose the determination of equity amount and form it will take per Item 402(b)(2)(ii) and Item 402(b)(2)(iii) of Regulation S-K.

Summary Compensation Table, page 25

7.
It appears that the amounts which you have presented in the Bonus column of this table reflect the performance of your executives under your non-equity incentive plan, as defined in Item 402(a)(6)(iii) of Regulation S-K. Please also refer to Regulation S-K Compliance & Disclosure Interpretation 119.02. Please ensure that in future filings you present payments under your Executive Bonus Plan as earned under a non-equity incentive plan, disclose the performance goals and actual performance

We respectfully note that while the second to last full paragraph on page 21, discloses our Executive Bonus Plan performance targets and the actual performance, we acknowledge the Staff’s comment related to amounts presented in the Bonus column of the Summary Compensation Table and in future filings we will ensure disclosures comply with both Item 402(a)(6)(iii) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 119.02.

*           *           *           *

In response to the Staff’s request for written confirmation from Berry Plastics regarding its disclosure obligations and the Commission’s comment process, I hereby confirm on behalf Berry Plastics that:

●	Berry Plastics is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Berry Plastics may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me (812-424-2904) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/ Mark W. Miles
Mark W. Miles
Chief Financial Officer
Berry Plastics Group, Inc.